PROXY RESULTS
During the six months ended June 30, 2008, Cohen & Steers Dividend Majors Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 17, 2008. The description of each proposal and number of shares voted are as follows:


	              Shares Voted	Authority
	                    For  	Withheld
To Elect Directors
Bonnie Cohen	         9,965,165 	 294,507
Richard E. Kroon	 9,965,165 	 294,507
Willard H. Smith Jr.	 9,965,165 	 294,507